

Mail Stop 7010

September 19, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Matthew C. Flemming
Shumate Industries, Inc.
Chief Financial Officer
12060 FM 3083
Conroe, Texas 77301

      RE: Form 10-KSB/A for the fiscal year ended December 31, 2007
                Form 10-Q for the period ended June 30, 2008
                   File No. 0-30291

Dear Mr. Flemming:

      We have reviewed your response letter dated September 8, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Consolidated Statements of Cash Flows, page 41

2. We note your response to prior comment 7. Please advise which line item on your
    statements of cash flows includes the $225,000 offering costs incurred. Refer to
    EITF 95-13.

Notes to the Financial Statements

Note 7 – Notes Payable – Stillwater National Bank, page 46

3. We note your response to prior comment 4. You state that "...in October 2005, prior
    to Stillwater become a related party, Stillwater agreed to the conditions of the debt
    forgiveness realized in March 2006..." We have reviewed your restructuring
    agreement dated October 19, 2005 and the related $5,633,053 Amended and Restated
    Promissory Note dated October 28, 2005 and see no such conditions. We note that
    the third clause of Exhibit A stated that the Lender agreed to forgive $2 million of the
    indebtedness if you were able to raise $1.5 million in equity capital, which equity
    capital was, in fact, raised by you as of February 26, 2006.   However, based on our
    review of the above referenced documents, it is unclear to us when Stillwater agreed
    to the terms referenced in the third clause of Exhibit A. Please provide us with the
    documents that support your belief that Stillwater agreed to the condition of the debt
    forgiveness prior to becoming a related party. If such documentation does not exist,
    we continue to believe that Stillwater was a related party at the time the debt was
    forgave and related extinguishment occurred and such debt forgiveness should be
    reflected in additional paid-in-capital. Refer to footnote 1 to paragraph 20 of APB 26.
    Please further advise.

Note 11 – Common Stock, page 48

4. We note your response to prior comment 8. It remains unclear how the amounts
    disclosed in your notes to the financial statements correspond to the amounts reflected
    on your statements of cash flows. Your notes to the financial statements state that the
    net proceeds of these warrant exercises to you after the payment of commissions,
    fees, and other expenses of the offering were $735,560. Please disclose what the
    gross proceeds and corresponding costs were related to these exercises. Please advise
    why these cost amounts would not already be reflected in the $81,019 of costs of
    raising capital that you disclose. In a corresponding manner, please disclose what the
    gross proceeds and corresponding costs were related to the warrants exercised.
    Please describe the nature of the costs you describe as costs of raising capital.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2008

General

5. Please address the above comments in your interim filings as well.

Consolidated Statements of Operations, page 3

6. Your disclosures on pages 16 and 18 of MD&A indicate that you are including the amortization expense related to the beneficial conversion feature associated with your 2007 convertible loans in selling, general, and administrative expenses. Please tell us how you determined this classification was appropriate given the guidance in paragraph 9 of EITF 98-5.

Notes to the Financial Statements

Note 4 – Notes Payable, page 8

7. On January 25, 2008 you entered into an amended and restated loan agreement with Stillwater National Bank. On June 26, 2008, you also entered into an amended and restated loan agreement with Stillwater National Bank. You treated both of these transactions as modifications of debt. Please provide us with your analysis of these transactions pursuant to EITF 96-19 which demonstrates how you determined that there was not a substantial difference in the terms of the original and amended loan agreements.

8. You disclose that you have not received a waiver from Stillwater National Bank and Trust Company for the June 30, 2008 period under the Amended Stillwater Credit Facility where you were not in compliance with certain covenants thereunder. In light of the above, please help us understand how you determined it was appropriate to classify $2,648,976 of the amounts related to these loan agreements as noncurrent as of June 30, 2008. Refer to EITF 86-30.

Note 6 – Sale Leaseback, page 10

9. Given that you purchased the property for $1,726,949 and subsequently sold it for $2,180,000, please clarify in your disclosure how you arrived at the net cash received amount of $319,617 and gain realized on the sale amount of $304,031.

FORM 8-K FILED ON SEPTEMBER 5, 2008

10. We remind you to consider whether pro forma financial information reflecting the sale of Shumate Machine Works, Inc. should be provided pursuant to Item 9.01(b) of the Form 8-K when the sale is consummated.

11. You state that the Purchase Agreement also contains a purchase price adjustment whereby if the Assumed Liabilities exceed the accounts receivable, inventory, cash and pre-paid assets, you will issue the Purchaser that number of shares of Common Stock equal to the Negative Working Capital up to a maximum of $700,000 of Common Stock. Please tell us what consideration you gave to the guidance of EITF 00-19 in determining the appropriate accounting of this purchase agreement and related clauses.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief